News Release

RESIN SYSTEMS ANNOUNCES EQUITY OFFERING

Edmonton, Alberta, October 26, 2006: Resin Systems Inc. ("RS") (RS - TSX / RSSYF - OTCBB) today announced that it has engaged an agent to sell on a best efforts basis, by way of private placement, up to 3,378,378 common shares of RS from treasury at a price of $1.48 per share for total gross proceeds of up to $5.0 million.  It is anticipated that closing of the private placement will occur on or about November 1, 2006.  Completion of the private placement is subject to certain conditions including the receipt of all necessary regulatory approvals.  The common shares of RS issuable pursuant to the private placement will be subject to a hold period in Canada of four months and one day from the closing date and any common shares issued in the United States will be "restricted securities" under applicable United States federal securities laws.

The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold within the United States except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

For more information please contact:

Greg Pendura

Rob Schaefer

Chairman, President and Chief Executive Officer

Chief Financial Officer and Corporate Secretary

Resin Systems Inc.

Resin Systems Inc.

Phone:  (780) 451-8791

Phone:  (403) 219-8000

Fax:  (780) 452-8755

Fax:  (403) 219-8001

Email:  gregp@grouprsi.com

Email:  robs@grouprsi.com